

13031513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bankers' Banc Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1714 Deer Tracks Trail, Suite 100
(No. and Street)

St. Louis (City) MO (State) 63131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Lanigan, Jr. 314-726-2880 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

600 Washington Ave., Suite 1800 (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Lanigan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bankers' Banc Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James R. Lanigan Jr. - Gamma Omega Investment Club

Investment Number 7R8153532



ALFIDA LAUREN CRUSE
Notary Public-Notary Seal
State of Missouri, Saint Louis City
Commission # 11021454
My Commission Expires Mar 13, 2015

Signature

President + CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BANKERS' BANC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012



CliftonLarsonAllen

FIRST BANKERS' BANC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FIRST BANKERS' BANC SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2012



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Bankers' Banc Securities, Inc.
St. Louis, Missouri

We have audited the accompanying financial statement of First Bankers' Banc Securities, Inc., which comprise the statement of financial condition as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors
First Bankers' Banc Securities, Inc.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Bankers' Banc Securities, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.



CliftonLarsonAllen LLP

St. Louis, Missouri
February 27, 2013

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and Cash Equivalents	$	156,402
Deposit with Clearing Organization		100,000
Miscellaneous Receivables		394,050
Securities Owned, at Market Value		17,185,822
Fixed Assets, Net		121,390
Goodwill		6,630,768
Employee Advance		13,333
Income Taxes Refundable		17,910
Prepaid and Other Assets		199,110
Total Assets	$	24,818,785

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses	$	1,509,272
Deferred Tax Liability		86,424
Payable to Clearing Organization		10,494,127
Total Liabilities		12,089,823
Stockholder's Equity		
Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding		1,000
Additional Paid-In Capital		8,785,160
Retained Earnings		3,942,802
Total Stockholder's Equity		12,728,962
Total Liabilities and Stockholder's Equity	$	24,818,785

See accompanying Notes to Statement of Financial Condition.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Bankers' Banc Securities, Inc. (the Company) is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States. The Company is subject to competition from other broker-dealers. The Company is a member of FINRA and operates under the exemptive provisions of Rule 15c3-3(k)(1) under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Bankers' Banc Investment Services, LLC.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Miscellaneous Receivables

Miscellaneous receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client. The Company does not maintain an allowance for uncollectible receivables as management believes that the amount required for such an allowance would not be material to the financial statements.

Goodwill

Goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. The Company has evaluated its existing goodwill and determined that no impairment exists as of the date of these financial statements.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions (Continued)

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in other income.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

The Company has also applied the above measurement principles for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company adopted the policy to value certain financial instruments at fair value. The Company has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

The valuation methods used for financial assets and liabilities recorded at fair value are as follows:

Trading Securities: Trading securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, as well as U.S. Treasury, other U.S. government and agency mortgage-backed securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include private collateralized mortgage obligations, municipal bonds and corporate debt securities. The Company does not have any securities that are valued with Level 3 inputs.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets, which range from five to fifteen years for building improvements, from one to ten years for furniture and fixtures, and from one to five years for computer equipment and software.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company is included in the consolidated federal and state income tax returns of Bankers' Banc Investment Services, LLC and it is not subject to federal or state income tax examinations for taxable years prior to 2009. Federal and state income taxes are calculated as if the Company filed on a separate basis.

The Company adopted the provision of the accounting standards for uncertainty in income taxes. These rules establish a higher standard for tax benefits to meet before they can be recognized in a company's financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. The Company has no material tax positions at December 31, 2012 for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for interest on penalties at December 31, 2012.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2013, the date the financial statements were available to be issued.

NOTE 2 DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

NOTE 3 SECURITIES OWNED AND SOLD, NOT YET PURCHASED, AT MARKET VALUE

Marketable securities owned and sold, not yet purchased, consist primarily of fixed income securities at market value, as follows:

	Owned
U.S. Government and Federal Agency	$ 101,710
State and Municipal Obligations	15,661,863
Mortgage Backed Securities	1,082,413
Certficates of Deposit	337,873
Corporate Bonds	1,963
	$ 17,185,822

NOTE 4 FIXED ASETS

Fixed assets consist of the following at December 31, 2012:

Building Improvements	$ 91,280
Furniture and Fixtures	110,900
Computer Equipment and Software	246,057
Fixed Assets, at Cost	448,237
Less - Accumulated Depreciation	(326,847)
Fixed Assets, Net	$ 121,390

NOTE 5 PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 50 basis points over the clearing broker's cost of funds rate at December 31, 2012 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at December 31, 2012 was $10,494,127.

NOTE 6 INCOME TAXES

The deferred tax liability in the accompanying balance sheet is predominately related to the book to tax difference in depreciation totaling $86,424.

NOTE 7 LINE OF CREDIT

The Company has a $600,000 line of credit with a bank and has a balance of $0 at December 31, 2012. The line of credit has interest at prime, payable monthly, and matures on June 1, 2013.

NOTE 8 EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be greater of $100,000 or 6 2/3% ($106,380 at December 31, 2012) of aggregate indebtedness. As of December 31, 2012, the Company had net capital, as defined, of $4,830,260, which exceeded the minimum requirements of $106,380. Also, as defined by Rule 15c3-1, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. As of December 31, 2012, the ratio of aggregate indebtedness to net capital for the Company was .33 to 1.

NOTE 10 RELATED PARTY TRANSACTIONS

The Parent and the Company have a formal operating and services agreement where the parties share employees. The cost of expense is calculated based on actual employee specific costs for those employees of the Parent that perform services for the Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Company. The Company reimburses the Parent for these expenses on a quarterly basis.

NOTE 11 OFF-BALANCE-SHEET AND CREDIT RISK

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2012 is not expected to have a material adverse effect on the financial statements of the Company.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of the counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

NOTE 12 FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. For additional information on how the Company measures fair value refer to Note 1 – Summary of Significant Accounting Policies to the Financial Statements. The following table presents the balances of the financial assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. Government and Federal Agency	$ -	$ 101,710	$ -	$ 101,710
State and Municipal Obligations	-	15,661,863	-	15,661,863
Mortgage Backed Securities	-	1,082,413	-	1,082,413
Certficates of Deposit	-	337,873	-	337,873
Corporate Bonds	-	1,963	-	1,963

NOTE 13 OPERATING LEASES

The Company has entered into operating leases for office space in St. Louis, Missouri through September 2017 and Overland Park, Kansas through December 2017. As of December 31, 2012, the future minimum rental payments are as follows:

2013	$ 182,182
2014	183,549
2015	184,916
2016	186,283
Thereafter	155,433
Total	$ 892,363